As filed with the Securities and Exchange Commission on March 29, 2005

===============================================================================

                               SCHEDULE 13E-4F/A

          Tender Offer Statement Pursuant to Section 13(e)(1) of the
           Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


          Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
                    of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)


                            DataMirror Corporation
              (Exact Name of Issuer as Specified in Its Charter)


                                    Ontario
           (Jurisdiction of Issuer's Incorporation or Organization)


                            DataMirror Corporation
                    (Name(s) of Person(s) Filing Statement)


                                 Common Shares
                        (Title of Class of Securities)


                                  237926 10 0
             (CUSIP Number of Class of Securities (if applicable))


                               DataMirror, Inc.
                          1600 Golf Road, Suite 1200
                           Rolling Meadows, IL 60008
                                (847) 981-5066
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                               February 11, 2005
    (Date Tender Offer First Published, Sent or Given to Security Holders)

===============================================================================

                           CALCULATION OF FILING FEE
===============================================================================

     Transaction Valuation                         Amount of Filing Fee
-------------------------------------------------------------------------------

       US$15,986,000 (1)                             US$1,881.56 (1)
===============================================================================
(1) The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of Cdn$20 million and based on an exchange rate of Cdn $1.00 to US $0.7993, the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on February 9, 2005.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  US$1,881.56              Registration No.: 005 - 51164
Filing Party:            DataMirror Corporation
Form/Schedule:           13E-4F                   Date Filed: February 11, 2005

                               EXPLANATORY NOTE

         This Amendment No. 2 amends and supplements the Schedule 13E-4F (the "Schedule 13E-4F") filed with the Securities and Exchange Commission on February 11, 2005 by DataMirror Corporation, a company organized under the laws of Ontario, Canada (the "Issuer"), in connection with the offer to purchase for cash up to 2,000,000 of its common shares, no par value ("Common Shares") at a purchase price of not less than Cdn $8.50 and not more than Cdn $10.00 per Common Share, upon the terms and conditions set forth in the Offer to Purchase and Circular dated February 11, 2005 (the "Tender Offer Circular") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Tender Offer Circular, the "Offer").

         The Schedule 13E-4F is hereby amended and supplemented by adding the following:

         Based on final reports from CIBC Mellon Trust Company, the number of common shares deposited at or below the purchase price as at the expiration date of the offer for common shares was 3,113,239. The actual number of common shares to be purchased for cancellation will be 2,002,039.

         Reference is hereby made to the press release issued by the Issuer on March 28, 2005, a copy of which is attached hereto as Exhibit 1.3 and is incorporated herein by reference.

                                    PART I

                          INFORMATION REQUIRED TO BE
                             SENT TO SHAREHOLDERS

                                    PART II

                        INFORMATION NOT REQUIRED TO BE
                             SENT TO SHAREHOLDERS

The following exhibits have been filed or incorporated by reference as part of this Schedule:

Exhibit
Number                   Description
------                   -----------

1.1      Press Release dated February 7, 2005 announcing the bid. (1)
1.2      Press Release dated March 22, 2005 announcing expiry of bid.(2)
1.3      Press Release dated March 28, 2005 announcing final results of bid.
2.1      Form 20-F/A, dated June 1, 2004, for the year ended January 31,
         2004.(3)
2.2 Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2004. (4)
2.3 Management Proxy Circular dated April 30, 2004 regarding DataMirror's annual meeting of shareholders, excluding the sections "Composition of Compensation Committee", "Report on Executive Compensation", "Performance Graph", and "Statement of Corporate Governance Practices".(4)
2.4 Comparative unaudited consolidated financial statements for the three- and nine-month periods ended October 31, 2004. (5)
2.5 Management Discussion and Analysis of Financial Condition and Results of Operations for the three- and nine-month periods ended October 31, 2004. (5)
2.6 Comparative unaudited consolidated financial statements for the three- and six-month periods ended July 31, 2004. (6)
2.7 Management Discussion and Analysis of Financial Condition and Results of Operations for the three- and six-month periods ended July 31, 2004. (6)
2.8 Comparative unaudited consolidated financial statements for the three month period ended April 30, 2004. (7)
2.9 Management Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended April 30, 2004. (7)
2.10     Material Change Report of the Registrant, dated May 10, 2004. (8)
2.11     Material Change Report of the Registrant, dated May 14, 2004. (9)
2.12     Press Release of the Registrant, dated November 23, 2004. (10)
2.13     MRRS Decision Document, dated February 11, 2005 (11)


-----------------
1 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on February 7, 2005.
2 Previously filed with the Commission, on March 22, 2005, in Amendment No.1 to Schedule 13E-4F/A.
3        Previously filed with the Commission on June 1, 2004.
4 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on May 18, 2004.
5 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on December 20, 2004.
6 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on September 16, 2004.
7 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on June 15, 2004.
8 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on May 11, 2004.
9 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on May 17, 2004.
10 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on November 24, 2004.
11       Previously filed with the Commission on February 11, 2005, on Schedule
         13E-4F.

                                   PART III

                          UNDERTAKING AND CONSENT TO
                              SERVICE OF PROCESS

Item 1.  Undertakings.
         -------------

         (a) The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

         (b) The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses in Canada, information regarding purchases of the issuer's securities in connection with the cash tender covered by this schedule. Such information shall be set forth in amendments to this Schedule.


Item 2.  Consent to Service of Process.
         ------------------------------

         (a) Concurrently with the initial filing of this Schedule on February 11, 2005, the Issuer filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

         (b) Any change to the name or address of the issuer's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referring the file number of the issuer.

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             DATAMIRROR CORPORATION


                                             By: /s/ Peter Cauley
                                                 ---------------------------
                                                 Peter Cauley
                                                 Vice President, Finance and
                                                   Chief Financial Officer

Date:    March 29, 2005

                                 EXHIBIT INDEX

The following exhibits have been filed or incorporated by reference as part of this Schedule:


Exhibit
Number                   Description
------                   -----------

1.1      Press Release dated February 7, 2005 announcing the bid. (1)
1.2      Press Release dated March 22, 2005 announcing expiry of bid.(2)
1.3      Press Release dated March 28, 2005 announcing final results of bid.
2.1      Form 20-F/A, dated June 1, 2004, for the year ended January 31,
         2004.(3)
2.2 Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2004. (4)
2.3 Management Proxy Circular dated April 30, 2004 regarding DataMirror's annual meeting of shareholders, excluding the sections "Composition of Compensation Committee", "Report on Executive Compensation", "Performance Graph", and "Statement of Corporate Governance Practices".(4)
2.4 Comparative unaudited consolidated financial statements for the three- and nine-month periods ended October 31, 2004. (5)
2.5 Management Discussion and Analysis of Financial Condition and Results of Operations for the three- and nine-month periods ended October 31, 2004. (5)
2.6 Comparative unaudited consolidated financial statements for the three- and six-month periods ended July 31, 2004. (6)
2.7 Management Discussion and Analysis of Financial Condition and Results of Operations for the three- and six-month periods ended July 31, 2004. (6)
2.8 Comparative unaudited consolidated financial statements for the three month period ended April 30, 2004. (7)
2.9 Management Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended April 30, 2004. (7)
2.10     Material Change Report of the Registrant, dated May 10, 2004. (8)
2.11     Material Change Report of the Registrant, dated May 14, 2004. (9)
2.12     Press Release of the Registrant, dated November 23, 2004. (10)
2.13     MRRS Decision Document, dated February 11, 2005 (11)


-----------------
1 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on February 7, 2005.
2 Previously filed with the Commission, on March 22, 2005, in Amendment No.1 to Schedule 13E-4F/A.
3        Previously filed with the Commission on June 1, 2004.
4 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on May 18, 2004.
5 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on December 20, 2004.
6 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on September 16, 2004.
7 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on June 15, 2004.
8 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on May 11, 2004.
9 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on May 17, 2004.
10 Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on November 24, 2004.
11       Previously filed with the Commission on February 11, 2005, on Schedule
         13E-4F.

                                                                   Exhibit 1.3

FOR IMMEDIATE RELEASE

Contacts:
Peter Cauley                             Tom Giantsopoulos
Chief Financial Officer                  Corporate Communications
DataMirror Corporation                   DataMirror Corporation
905-415-0310 ext. 271                    905-415-0310 ext. 153
pcauley@datamirror.com                   tgiantsopoulos@datamirror.com
----------------------                   -----------------------------

         DATAMIRROR ANNOUNCES FINAL RESULTS OF SUBSTANTIAL ISSUER BID

TORONTO, CANADA - (March 28, 2005) - DataMirror(R) today announced the final results of its offer dated February 11, 2005 to purchase for cancellation up to 2,000,000 common shares. The offer for the common shares expired at 5:00 p.m. (Toronto time) on March 21, 2005.

Based on final reports from CIBC Mellon Trust Company on the response to its offer to purchase common shares, the number of common shares deposited at or below the purchase price as at the expiration date of the offer for common shares was 3,113,239. The final proration factor that has been applied to common shares properly deposited is 0.641256. As a result, shareholders who deposited common shares at or below the purchase price of $10.00 per common share or pursuant to purchase price tenders will have approximately 64% of their common shares bought back at the purchase price, subject to adjustments for odd lots and to avoid the creation of fractional common shares and to avoid the creation of odd lots as a result of proration. As a result of this process, the actual number of common shares to be purchased for cancellation will be 2,002,039. Payment for common shares tendered and accepted for purchase will be made by March 29, 2005.

The common shares to be repurchased comprise approximately 19% of the outstanding common shares of the Company. After giving effect to the repurchase and cancellation, there will remain outstanding approximately 8,555,000 million common shares of the Company.

ABOUT DATAMIRROR

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection, audit and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror's flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

                                     # # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. All rights reserved. DataMirror is a registered trademark of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.